EXHIBIT (a)(2)

ARTICLES OF AMENDMENT

(1)

(2)	Eaton Vance Series Fund, Inc.

a Maryland corporation hereby certifies to the State Department of Assessments and Taxation of Maryland that:

(3) The charter of the corporation is hereby amended as follows:

Article V, Section 5.4 (c) is hereby replaced in its entirety with the following:

(c)

Pursuant to such power, the Board of Directors has initially designated shares of Common Stock of the Corporation as follows:

Name of Series	Class of Shares	Number of Shares Initially Allocated

Eaton Vance Institutional Emerging Markets Local Debt Fund	--	1,000,000,000

This amendment of the charter of the corporation has been approved by

(4) the Directors. No stock has been issued.

We the undersigned President and Secretary swear under penalties of perjury that the foregoing is a corporate act.

(5) /s/ Maureen A. Gemma	(5) /s/ Payson F. Swaffield
Secretary	President

(6) Return address of filing party: